
10035843

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45010

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jackson Partners & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

381 Park Avenue South
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ronald Jackson 212-251-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MLGW, LLP
(Name – *if individual, state last, first, middle name*)

462 Seventh Avenue	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ronald Jackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson Partners & Associates, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 2/22/10

GAIL CLEMENT
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NASSAU COUNTY
NO. 01CL6201857
MY COMMISSION EXPIRES 03-02-2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACKSON PARTNERS & ASSOCIATES, INC.

CONTENTS



462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders of
Jackson Partners & Associates, Inc.

We have audited the accompanying statement of financial condition of Jackson Partners & Associates, Inc. (the "Company") as of December 31, 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson Partners & Associates, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MLGW, LLP

New York, New York
February 18, 2010

JACKSON PARTNERS & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 44,282
Receivable from clearing brokers	117,986
Property and equipment, at cost, less accumulated depreciation of $121,955	6,538
Other assets	15,886
Total Assets	$ 184,692

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Note payable, bank	$ 10,000
Accrued expenses and other liabilities	24,001
Total Liabilities	34,001
STOCKHOLDERS' EQUITY	
Common stock, no par value; 200 shares authorized, 100 shares issued and outstanding	10,000
Additional paid in capital	169,540
Accumulated deficit	(28,849)
Total Stockholders' Equity	150,691
Total Liabilities and Stockholders' Equity	$ 184,692

The accompanying notes are an integral part of these financial statements.

JACKSON PARTNERS & ASSOCIATES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES	
Commissions	$ 1,152,976
Interest income	793
Total Revenues	1,153,769
EXPENSES	
Employee compensation and benefits	515,068
Clearing and execution charges	76,001
Communications and data processing	199,465
Research expenses	206,128
Rent and occupancy costs	73,122
Travel and entertainment	67,859
Professional fees	43,279
Regulatory fees	1,186
Other operating expenses	23,917
Total Expenses	1,206,025
Loss Before Provision for NYC Corporate Income Taxes	(52,256)
Provision for NYC Corporate Income Taxes	4,607
Net Loss	$ (56,863)

The accompanying notes are an integral part of these financial statements.

JACKSON PARTNERS & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
Balance - January 1, 2009	$ 10,000	$ 149,540	$ 28,014	$ 187,554
Net loss	-	-	(56,863)	(56,863)
Contributions from stockholders	-	20,000	-	20,000
Balance - December 31, 2009	$ 10,000	$ 169,540	$ (28,849)	$ 150,691

The accompanying notes are an integral part of these financial statements.

JACKSON PARTNERS & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (56,863)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation and amortization	1,324
Changes in operating assets and liabilities:	
Increase in receivable from clearing brokers	(3,108)
Decrease in other assets	4,056
Decrease in accrued expenses and other liabilities	(67,824)
Net Cash Used by Operating Activities	(122,415)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from bank borrowings	10,000
Contributions from stockholders	20,000
Net Cash Provided by Financing Activities	30,000
Net Decrease in Cash and Cash Equivalents	(92,415)
Cash and Cash Equivalents - January 1, 2009	136,697
Cash and Cash Equivalents - December 31, 2009	$ 44,282

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for income taxes	$ 551

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF ORGANIZATION AND BUSINESS

Jackson Partners & Associates, Inc. (the "Company") was incorporated in the State of New York on June 23, 1992 and is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers. As a matter of normal business practice, the Company does not assume positions in securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

b) Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

c) Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis.

d) Property and Equipment

The Company depreciates office furniture and equipment on the accelerated method over estimated useful lives of 5 to 7 years. Leasehold improvements are depreciated on the straight-line method over a useful life of 39 years.

e) Income Taxes

No provision has been made for Federal or NYS income taxes since the Company elected to be treated as an "S" Corporation under the Internal Revenue Code and NYS Corporation tax law whereby its income will be taxed directly to its shareholders. The provision for income taxes includes New York City Corporation tax of $4,607.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

e) Income Taxes (cont'd)

In accordance with ASC 740, *Income Taxes*, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2009, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

f) Other Assets

Other assets consist of taxes receivable, security deposits and other assets.

3. NOTE PAYABLE, BANK

The Company has a revolving loan agreement with a bank during the year totaling $250,000 of which $10,000 was used at December 31, 2009. The loan is collateralized by the assets of the Company and bears interest at the prime rate plus 2% (currently 3.75%). The minimum monthly principal installment is equal to 1/36 of the total outstanding principal balance plus accrued interest and is due in full on demand.

4. COMMITMENTS AND CONTINGENCIES

The Company entered into a new lease for office space effective April 1, 2005. The current monthly base rental is $5,501 and is due to expire March 2010.

The Company also leases various office equipment on a month-to-month basis.

The future annual aggregate minimum rentals are as follows:

Year to End December 31,	
2010	$ 16,917

The Company is contingently liable for losses incurred by its clearing broker from defaults in payment of funds or delivery of securities by any introduced customer account.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company had net capital of $128,267, which was $123,267 in excess of its required net capital of $5,000. The Company's net capital ratio was .26 to 1.

6. CONCENTRATION OF CREDIT RISK

Customer transactions are cleared principally through BNY ConvergEx Group ("BNY") on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, BNY may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations.

The Company maintains its cash balances in one financial institution located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses.

SUPPLEMENTAL INFORMATION

SCHEDULE I

JACKSON PARTNERS & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2009

NET CAPITAL	
Total stockholders' equity as of December 31, 2009	$ 150,691
DEDUCTIONS AND/OR CHARGES	
Non allowable assets	22,424
Net Capital	$ 128,267
MINIMUM NET CAPITAL REQUIRED (GREATER OF 6 2/3% OF A.I. OR $5,000)	$ 5,000
EXCESS NET CAPITAL	$ 123,267
TOTAL AGGREGATE INDEBTEDNESS (A.I.)	$ 34,001
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.26:1

Reconciliation between the above computation of audited Net Capital of the Company's as of December 31, 2009 and the computation included in the Company's corresponding unaudited from X-17A-5 Part IIA filing as of December 31, 2009.

Net Capital as Reported in the Company's (Unaudited) FOCUS Report	$ 131,098
Increase in Receivable from Clearing Broker	96
Increase in Accrued Expenses and Other Liabilities	(2,927)
Net Capital	$ 128,267

The accompanying notes are an integral part of these financial statements.

JACKSON PARTNERS & ASSOCIATES, INC.

**COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION**

DECEMBER 31, 2009

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (ii) of the Rule.

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS



462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

The Board of Directors and Stockholders of
Jackson Partners & Associates, Inc.

In planning and performing our audit of the financial statements of Jackson Partners & Associates, Inc. (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors management, the Securities and Exchange Commission, Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.



New York, New York
February 18, 2010



462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors and Stockholders of
Jackson Partners & Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the period April 1, 2009 through December 31, 2009, which were agreed to by Jackson Partners & Associates, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries i.e., cash disbursements journal and general ledger at December 31, 2009 noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period April 1, 2009 through December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period April 1, 2009 through December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, income statement and general ledger noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, income statement and general ledger supporting the adjustments noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MLGW, LLP

New York, New York
February 18, 2010